UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

HASBRO, INC.
(Exact name of registrant as specified in its charter)

Rhode Island	1-6682	05-0155090
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1027 Newport Avenue, Pawtucket, Rhode Island	02861
(Address of principal executive offices)	(Zip code)

Deborah Thomas, Executive Vice President and Chief Financial Officer, (401) 431-8697
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2020 to December 31, 2020.

Introduction:
Hasbro, Inc. (“Hasbro,” the “Company,” “we,” “us,” or “our”) (NASDAQ: HAS) is a global play and entertainment company committed to Creating the World's Best Play and Entertainment Experiences. From toys, games and consumer products to television, movies, digital gaming, live action, music, and virtual reality experiences, Hasbro connects to global audiences by bringing to life great innovations, stories and brands across established and inventive platforms. Hasbro’s iconic brands include NERF, MAGIC: THE GATHERING, MY LITTLE PONY, TRANSFORMERS, PLAY-DOH, MONOPOLY, BABY ALIVE, POWER RANGERS, PEPPA PIG and PJ MASKS, as well as premier partner brands. Through its global entertainment studio, eOne, Hasbro is building its brands globally through great storytelling and content on all screens.
Hasbro is committed to making the world a better place for all children, fans and families through corporate social responsibility and philanthropy. Hasbro ranked among the 2020 100 Best Corporate Citizens by 3BL Media, has been named one of the World’s Most Ethical Companies® by Ethisphere Institute for the past ten years, and one of America’s Most JUST Companies for the past four years.
Our commitment to CSR reflects our desire to build a safer, more sustainable and inclusive company and world for all. We believe that through our deep commitment to Corporate Social Responsibility, we are bringing meaning and purpose to play. We are headquartered in Pawtucket, Rhode Island and, as of December 27, 2020, had approximately 6,800 employees worldwide, approximately 2,800 of whom are located in the United States.
At Hasbro, we believe that every day is a chance to do better. We strive to always act responsibly, and in doing so we find smarter ways of doing business. While our CSR commitments address many areas, we focus on four key priorities: environmental responsibility, product and content safety, human rights and ethical sourcing, and culture and human capital management, including diversity and inclusion. These commitments include working with our vendors to ensure that they operate responsibly and adopt best practices.
Some of Hasbro’s products include electronics and other components that contain tin, tungsten, tantalum and/or gold (referred to collectively hereafter as "Conflict Minerals" or "3TG"). Accordingly, we are subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act" or the "Act") and Rule 13p-1 under the Securities Exchange Act of 1934 (the "Conflict Minerals Rule"). eOne products were not in scope for the calendar year 2020 conflict minerals report due to the fact that intellectual property related to those products was licensed to third-parties who manufactured and sold the products. Beginning in 2021, certain eOne products will be produced by Hasbro’s supply chain organization.
Hasbro has a Conflict Minerals Policy that is communicated to all of our suppliers and which expresses our commitment to (i) sourcing components and materials from companies that share our values around human rights, ethics and corporate social responsibility, (ii) utilizing due diligence practices to identify 3TG and their sources in our supply chain and (iii) requiring that any 3TG included in our products are sourced from smelters and refiners (“Smelters”) that have been identified as conformant by the Responsible Minerals Assurance Process (RMAP) in order to mitigate the possibility that such 3TG are being used to support armed conflict in the Democratic Republic of the Congo and the adjoining countries (Covered Countries 1).
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1 The Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda and Zambia).

Our policy does not preclude suppliers from sourcing certified conflict-free minerals from the DRC or the adjoining countries. To the extent that we identify non-conformance with our policy, we send corrective action letters to the contract manufacturers requiring them to: a) contact the identified Smelters and require that they participate in the conflict minerals audit program; and b) require the contract manufacturer to remove unaudited Smelters from their supply chain for Hasbro products if the contract manufacturer is unable to persuade the Smelter to undergo an RMAP audit. Hasbro's Conflicts Minerals Policy can be found at the following internet address https://csr.hasbro.com/en-us/news/policy?id=csr_conflict_minerals_policy.
Section 1 - Conflict Minerals Disclosures
Item 1.01 Conflict Minerals Disclosure and Report
Hasbro has determined that during the 2020 calendar year, we contracted to manufacture certain products containing 3TG necessary to the functionality or production of these products.
We conducted a Reasonable Country of Origin Inquiry ("RCOI") to assess whether the necessary 3TG in our products originated from the Covered Countries.
During 2020, all of our products were manufactured in third-party vendor or owned facilities (referred to hereafter as “contract manufacturers”). The largest single concentration of our contract manufacturers are located in the People’s Republic of China. We also use contract manufacturers located in other countries, such as India, Vietnam and Mexico, and the United States. Over the past several years, we have continued to diversify our supply chain to reduce reliance on manufacturing facilities in China.
Under our RCOI methodology, Hasbro undertook an applicability assessment to identify the products containing 3TG and the relevant contract manufacturers of those products. To identify the applicable contract manufacturers, Hasbro filtered out contract manufacturers supplying Hasbro with products identified not to contain 3TG after a thorough review. Following the applicability assessment, Hasbro sent surveys to all of our contract manufacturers globally that were identified as producing products that could contain 3TG.
Utilizing the methodology above and based on the information provided by our business units and gathered from our sourcing and technology systems and records, we identified a total of 30 relevant contract manufacturers that are producing products that could contain 3TG. All 30 of these contract manufacturers were surveyed using a third-party technology platform that employs the Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI), an organization founded by members of the Responsible Business Alliance (RBA) and Global e-Sustainability Initiative (GeSI).
Many of Hasbro's contract manufacturers are not subject to the Dodd-Frank Act or the Conflict Minerals Rule adopted thereunder and initially were unfamiliar with the due diligence and reporting requirements. For several years now, Hasbro has conducted training with all of our contract manufacturers identified as using 3TG, to educate these manufacturers on the requirements of the Act related to conflict minerals and to help them understand the importance of conducting due diligence on the sourcing of the 3TG used in Hasbro products. We developed, produced and conducted a training program that provided a summary of the law related to conflict minerals, our obligations under the Act and the Conflict Minerals Rule, as well as the role of our contract manufacturers in assisting us to comply with the requirements of the Conflict Minerals Rule. Due to Covid-19 restrictions, in 2020, Hasbro conducted virtual training sessions with our contract manufacturers, as opposed to in-person sessions. The training materials and presentations were provided in the local language and were enhanced to clarify due diligence and legal reporting requirements. Hasbro maintains an e-mail box and gives contact information for specified point people within Hasbro’s sourcing organization and manufacturers can also contact the third-party technology provider about the Conflict Minerals Rule or seek assistance in completing the Conflict Minerals survey using the CMRT.
Hasbro sent surveys to the 30 contract manufacturers that were identified as potentially producing products for us containing 3TG in 2020. Similar to previous years, we surveyed all contract manufacturers identified in our applicability assessment through a thorough product/vendor screening process.
Relevant contract manufacturers received a survey for products they supplied to us. Of the 30 contract manufacturers surveyed, 100% responded to the surveys.
In our survey results, 16 of our 30 contract manufacturers indicated potential sourcing of 3TG from the Covered Countries. The other 14 contract manufacturers indicated in their survey responses that they were either not sourcing any 3TG from the Covered Countries or the products supplied to Hasbro did not contain 3TG. Of the 16 contract manufacturers that identified potential sourcing of 3TG from the Covered Countries, each such contract manufacturer provided a list of Smelters from which they were sourcing 3TG. A complete list of Smelters reported by our contract manufacturers is attached as an exhibit to our Conflict Minerals Report.
As is discussed in the attached Conflicts Minerals Report, we are currently unable to determine the specific mine location or the country of origin for all of the 3TG used in our products. Based on our RCOI, we believe some of the 3TG used in our products originated in the Covered Countries. However, at this point we cannot make a determination about the source of all the 3TG in our products or components. Accordingly, we conducted due diligence on the source and chain of custody of the necessary conflict minerals we believe may be contained in our products as described in the Conflict Minerals Report included as Exhibit 1.01.
Item 1.02 Exhibit
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1"), this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report are posted to a publicly available Internet site at the following internet address: http://csr.hasbro.com/has20-conflict-minerals-report.php.
Section 2 - Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hasbro, Inc.

(Registrant)

By: /s/ Deborah Thomas	May 24, 2021
Deborah Thomas	(Date)
Executive Vice President and Chief Financial Officer (Signature and Title)